AMERICAFIRST QUANTITATIVE FUNDS 300 Harding Blvd., Suite 215 Roseville, CA 95678	ARBOR COURT CAPITAL, LLC 8000 Town Centre Drive, Suite 400 Broadview Heights, OH 44147

February 8, 2019

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

AmericaFirst Quantitative Funds (File No. 333-228478)

Dear Sir/Madam:

November 20, 2018, AmericaFirst Quantitative Funds (the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”).  On December 12, 2018, the Registrant filed a delaying amendment.  On February 8, 2019, the Registrant filed a pre-effective amendment to the N-14 (hereinafter “Amendment”).

Pursuant to Rule 461 under the 1933 Act, Registrant and Arbor Court Capital, LLC, the Registrant’s principal underwriter/distributor, hereby request that the Commission accelerate the effective date of the Amendment to February 11, 2019, or the earliest practicable date thereafter.  Absent acceleration, the registration statement would not become effective.

If you have any questions concerning this request please contact Parker Bridgeport at (614) 469-3238.

AmericaFirst Quantitative Funds

    Arbor Court Capital, LLC

By: /s/ Umberto Anastasi	By: /s/ Greg Getts
Name: Umberto Anastasi	Name: Greg Getts
Title: Treasurer	Title: President